EXHIBIT 99.1


                         [Letterhead of Kersey Bancorp]


                                _________ , 1998



Shareholders of Kersey Bancorp


Dear Shareholder:

         The Board of Directors of Kersey Bancorp (the "Company") has called a Special Meeting of the shareholders of the Company for _____ a.m., Colorado time, on __________ , 1998, at the Company's offices at 301 First Street, Kersey, Colorado. The Board is furnishing the accompanying Proxy
Statement/Prospectus to all holders of the Company's Common Stock.

         The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization dated May 8, 1998 among the Company, its wholly-owned subsidiary Independent Bank (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a wholly-owned subsidiary of Zions, and Vectra Bank Colorado, National Association (successor-in-interest to Bank Colorado, National Association) ("Vectra Bank"), Val Cor's wholly-owned subsidiary, an Agreement of Merger between the Company and Val Cor and an Agreement of Merger between the Bank and Vectra Bank (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all other conditions are met, the Plan of Reorganization will result in the merger of the Company into Val Cor, with Val Cor being the surviving corporation and the merger of the Bank into Vectra Bank, with Vectra Bank being the surviving national banking association (collectively, the "Reorganization").

         The Board of Directors has received an opinion of Howe Barnes Investments, Inc., an independent financial advisory firm, that the merger consideration is fair to the shareholders of the Company from a financial point of view. The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of the Company, its shareholders, its employees and the community it serves. The Board of Directors unanimously recommends that the shareholders vote to approve the Plan of Reorganization.

         Upon consummation of the Plan of Reorganization, Zions will issue to the Company's shareholders shares of Zions Common Stock with a value at the Effective Date (as defined) equal to the Purchase Price (as defined), a maximum of $28,200,000, in exchange for their shares of Company Common Stock. The terms and conditions of the Plan of Reorganization are summarized in the accompanying Proxy Statement/Prospectus. See "Plan of Reorganization" in the Proxy Statement/Prospectus.




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Shareholders of Kersey Bancorp
_________ , 1998
Page 2



         At the Effective Date, the shares of Company Common Stock will be canceled and immediately converted into the right for Company shareholders to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Purchase Price the Average Closing Price (as defined), and by further dividing the number so reached by the number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization.

         On ____________ , 1998, the closing price of Zions Common Stock was $_______ per share. On that date there were 61,812 shares of Company Common Stock issued and outstanding. Assuming that the Reorganization had been consummated on that date, that the Purchase Price had been $28,200,000 on that date, and that the Average Closing Price of Zions Common Stock had been $____________ , shareholders of the Company under such circumstances would have been entitled to receive approximately ____________ shares of Zions Common Stock for each share of Company Common Stock, or an equivalent market value of approximately $________ per share of Company Common Stock. Because the Purchase Price and the Average Closing Price represent variable amounts, the precise exchange rate and the precise number of shares of Zions Common stock that the shareholders of the company will receive in exchange will not be known until the Effective Date.

         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning the Company, the Bank, Zions, Val Cor and Vectra Bank as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

         Approval of the Plan of Reorganization requires the affirmative vote of a two-thirds of the issued and outstanding shares of the Company's Common Stock. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Any holder of Company Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies, all of which approvals have [NOT YET] been received, and to certain other conditions, including maintenance of the Company's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the third quarter of 1998.

         Instructions describing the procedure for receiving shares of Zions Common Stock are not included with the accompanying Proxy Statement/Prospectus. If the Plan of Reorganization is approved by the shareholders, on or shortly after the Effective Date of the Plan of



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Shareholders of Kersey Bancorp
_________ , 1998
Page 3



Reorganization, Zions will send you instructions describing the procedure for exchanging your Kersey Bancorp stock certificate for the Reorganization consideration.

         Please do not send your certificates to the Company prior to receiving these instructions.

                                                  Sincerely,



                                                  _____________________
                                                  Larry G. Neuschwanger
                                                  President